EXHIBIT 4.8
                             CONSULTING AGREEMENT

     THIS CONSULTING AGREEMENT is dated as of February 12, 1999 by and between THE FEMALE HEALTH COMPANY, a Wisconsin corporation (the "Company"), and KINGSBRIDGE CAPITAL LIMITED, an entity organized and existing under the laws of the British Virgin Islands ("Kingsbridge").
AGREEMENTS

          In consideration of the mutual promises set forth in this Agreement, the parties agree as follows:

          1. Consulting Services. During the Consulting Period (as defined in paragraph 2 below), Kingsbridge shall be available on a standby basis, at reasonable times, to act as a consultant to the Company with respect to all aspects of the Company's business, including, but not limited to, reviewing the business and operations of the Company, evaluating such information and recommending strategic alternatives which may be appropriate for the Company to achieve its objectives; introducing officers of the Company to potential business and/or joint venture partners for the Company in Europe; and assisting the Company in its efforts to promote its product and business in Europe.

          2. Term. Kingsbridge shall provide the consulting and advisory services to the Company hereunder for a period of 15 months from the date hereof (the "Consulting Period").

          3. Compensation. In consideration of its services hereunder, the Company shall pay Kingsbridge a consulting fee of $10,000 per month by wire transfer of immediately available funds to an account designated by Kingsbridge during the Consulting Period. In addition, as of the date of this Agreement, the Company shall issue to Kingsbridge a warrant to purchase 100,000 shares of the Company's common stock at the exercise price set forth on the warrant. The warrant will have a term of four years and will have such other terms and conditions as are mutually agreed between the parties.

          4. Miscellaneous. Neither this Agreement nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument signed by both parties hereto; provided, however, that if either party breaches any other written agreement between the parties hereto, the parties shall be permitted to consider such breach a breach of this Agreement giving rise to the right of the nonbreaching party to terminate this Agreement. This Agreement constitutes the entire agreement and understanding of the parties relating to the subject matter hereof and supersedes all prior agreements, negotiations and understandings between the parties with respect to such subject matter. This Agreement may be executed in counterparts, each of which shall constitute an original, but all of which together shall constitute one and the same agreement. This Agreement shall be construed and enforced in accordance with the internal laws of the State of Wisconsin.

          Dated as of the date first above written.

THE FEMALE HEALTH COMPANY

BY______________________________     Its____________________________

KINGSBRIDGE CAPITAL LIMITED



BY______________________________     Its____________________________

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